

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2021

Michelle Ngo
Chief Financial Officer
Kilroy Realty Corp
12200 W. Olympic Boulevard, Suite 200
Los Angeles, CA 90064

> **Re: Kilroy Realty Corp**
> **Form 10-K for the year ended December 31, 2020**
> **Filed February 12, 2021**
> **Form 8-K**
> **Filed April 29, 2021**
> **File No. 001-12675**

Dear Ms. Ngo:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Merryl E. Werber